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Exhibit 4.15

[eCollege Letterhead]

October 28, 2003

Oakleigh Thorne
Blumenstein/Thorne Information Partners I, L.P.
PO Box 871
Lake Forest, IL 60045

Re: eCollege.com Registration Agreement

Dear Mr. Thorne:

        Reference is made to that certain Stock Purchase Agreement dated as of September 15, 2003 (the "Stock Purchase Agreement"), among eCollege.com, a Delaware corporation (the "Company"), and Leeds Equity Partners III, L.P., a Delaware limited partnership (the "Principal Seller"), other selling parties, (collectively with Principal Seller, the "Sellers"), and DataMark Inc., a Delaware corporation ("DataMark"), pursuant to which the Company has agreed to purchase all of the capital stock of DataMark. As partial consideration for the purchase, the Company is issuing 225,000 shares of the Company's common stock, par value $0.01 per share (the "Purchase Shares").

        Reference is also made to that certain Senior Subordinated Secured Note and Warrant Purchase Agreement (the "Warrant Agreement"), to be dated as of October 31, 2003, between the Company and Capital Resource Partners IV, L.P. ("CRP"), a Delaware limited partnership, and each of those persons who shall join in and become a party thereto, pursuant to which the Company shall issue warrants to acquire up to 200,000 shares of the Company's common stock, par value $0.01 per share (the "Warrant Shares," collectively with the Purchase Shares, the "Common Stock").

        Under the terms of the Stock Purchase Agreement, the Warrant Agreement and registration rights agreements to be entered into in connection with the Stock Purchase Agreement and the Warrant Agreement (the "Registration Rights Agreements"), the Company has also agreed to register the Common Stock issued to CRP, the Sellers and certain officers and directors of DataMark under the Securities Act of 1933, as amended, by filing a Form S-3 Registration Statement (the "Form S-3") with the Securities and Exchange Commission.

        The Company respectfully requests that Blumenstein/Thorne Information Partners I, L.P. (the "Investor") hereby: (i) waives its piggyback registration rights granted under Section 2.A. of that certain Registration Agreement dated September, 2000 (the "Registration Agreement"), between the Company and the Investor, with respect to the filing of the Form S-3 and any amendments thereto; and (ii) waives the Company's obligation to comply with Section 8.A. of the Registration Agreement to the extent that the registration rights granted under the Stock Purchase Agreement, the Warrant Agreement or the Registration Rights Agreements violate Section 8.A. of the Registration Agreement.

        To acknowledge the Investor's waiver of the matters referenced above, please sign both of the copies provided, retaining one copy for the Investor's files and returning the other executed copy to the Company.

        This Letter Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Colorado, without giving effect to the principles of conflicts of law.

        This Letter Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

Sincerely,
ECOLLEGE.COM
By:	/s/ DOUG KELSALL Doug Kelsall, Executive Vice President
ACCEPTED and AGREED TO this 28th day of October, 2003, by:
BLUMENSTEIN/THORNE INFORMATION PARTNERS I, L.P.
By:	Blumenstein/Thorne Information Partners, LLC, as General Partner
By:	/s/ OAKLEIGH THORNE
	Name:	Oakleigh Thorne
	Title:	Co-President

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  Exhibit 4.15